UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Intuitive Machines, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

46125A100

(CUSIP Number)

Kamal Seyed Ghaffarian
5937 Sunnyslope Drive

Naples, FL 34119
(301) 486-3150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46125A100	13D	Page 1 of 7 pages

1	Names of Reporting Persons Kamal Seyed Ghaffarian
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 67,434
	8	Shared Voting Power 47,201,989
	9	Sole Dispositive Power 67,434
	10	Shared Dispositive Power 47,201,989

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,269,423
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person IN

CUSIP No. 46125A100	13D	Page 2 of 7 pages

1	Names of Reporting Persons Ghaffarian Enterprises, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 43,419,059
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,419,059

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,419,059
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 46.4%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 3 of 7 pages

1	Names of Reporting Persons Intuitive Machines KG Parent, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,541,809
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,541,809

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,541,809
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.8%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 4 of 7 pages

1	Names of Reporting Persons GM Enterprises, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,241,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,241,121

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,241,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.0%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 5 of 7 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 8, 2024 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Intuitive Machines, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

June 2024 Stock Sales

On June 10, 2024, Ghaffarian Enterprises, LLC exchanged 4,800,000 Common Units for an equal number of shares Class A Common Stock (the “Exchange”). In connection with the Exchange, 4,800,000 shares of Class C Common Stock held by Ghaffarian Enterprises, LLC were canceled by the Issuer for no consideration.

Following the Exchange on June 10, 2024, Ghaffarian Enterprises, LLC sold 4,800,000 shares of Class A Common Stock at a price of $4.00 per share in an open market transaction on the Nasdaq Stock Market pursuant to Rule 144 (the “June 2024 Stock Sale”).

Following the June 2024 Stock Sale, Dr. Ghaffarian continues to be the largest shareholder of the Issuer. Dr. Ghaffarian, individually and through the other Reporting Persons that he controls, may be deemed to beneficially own an aggregate of 47,269,423 shares of Class A Common Stock, which includes 39,025,852 shares of Class C Common Stock, 3,619,040 shares of Class A and 5,000 shares of Series A Preferred Stock, thereby holding 45.3% of the voting power of the Issuer and representing 46% of the Class A Common Stock of the Issuer as calculated in accordance with Rule 13d-3.

The June 2024 Stock Sale was effected by Dr. Ghaffarian solely in order to provide funds for other investments and does not reflect any views regarding the value or prospects of the Issuer. Dr. Ghaffarian is fully committed to leading the Issuer to continued success as its Chairman and largest shareholder.

CUSIP No. 46125A100	13D	Page 6 of 7 pages

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented with the following:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 53,723,453 shares of Class A Common Stock outstanding as of May 8, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 14, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kamal Seyed Ghaffarian	47,269,423	48.5%	67,434	47,201,989	67,434	47,201,989
Ghaffarian Enterprises, LLC	43,419,059	46.4%	0	43,419,059	0	43,419,059
Intuitive Machines KG Parent, LLC	1,541,809	2.8%	0	1,541,809	0	1,541,809
GM Enterprises, LLC	2,241,121	4.0%	0	2,241,121	0	2,241,121

The securities reported herein include (i) 43,650,383 Common Units, which may be redeemed for shares of Class A Common Stock on a one-to-one basis, of which 35,606,013 Common Units are held by Ghaffarian Enterprises, LLC, 1,541,809 Common Units are held by Intuitive Machines KG Parent, LLC and 2,241,121 Common Units are held by GM Enterprises, LLC; (ii) 3,551,606 shares of Class A Common Stock held directly by Ghaffarian Enterprises, LLC; and (iii) 67,434 shares of Class A Common Stock held directly by Dr. Ghaffarian, which were acquired upon the vesting of restricted stock units (“RSUs”) on June 6, 2024.

The amount of Common Units reported above includes 4,624,531 Earn Out Units which vest dependent upon the satisfaction of the certain milestones as previously described in the Schedule 13D.

Dr. Ghaffarian is the sole trustee of a revocable trust, which is the sole member of Ghaffarian Enterprises, LLC and the sole managing member of Intuitive Machines KG Parent, LLC, and GM Enterprises, LLC. As a result, Dr. Ghaffarian may be deemed to share beneficial ownership of the securities reported herein, but disclaims beneficial ownership.

(c) On June 6, 2024, Dr. Ghaffarian received an award of 55,680 RSUs as compensation for his service as a director of the Issuer. Each RSU represents a contingent right to receive one share of Class A Common Stock. The RSUs will vest in full on the earlier to occur of the first anniversary of the grant date and the date of the next annual meeting following the grant date. The reporting person elected to defer receipt of these RSUs until his retirement from the Issuer’s Board of Directors.

Except as described herein and the June 2024 Stock Sale described in Item 4 above, since the date of the Reporting Persons’ most recent filing on Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 46125A100	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2024

Kamal Seyed Ghaffarian

/s/ Kamal Seyed Ghaffarian

Ghaffarian Enterprises, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Member

Intuitive Machines KG Parent, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Managing Member

GM Enterprises, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Managing Member